OGE Energy Corp.    PO Box 321

Oklahoma City, Oklahoma 73101-0321

405-553-3000

www.oge.com

September 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Ellie Quarles

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	OGE Energy Corp.
Definitive 14A
Filed March 30, 2007
File No. 1-12579

Dear Ms. Quarles:

Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in your letter dated August 21, 2007, with respect to the definitive proxy statement of OGE Energy Corp. (the “Company”) filed on March 30, 2007. Capitalized terms used in this letter without definition have the meanings specified in the proxy statement. For your convenience, we have repeated below in bold the Staff’s comments immediately prior to the responses of the Company.

Compensation Discussion and Analysis, page 16

1.

We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary, non-equity incentive plan compensation and grants of performance units awarded to Mr. Moore were significantly higher than the amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Response:

The Company acknowledges the requirement, contained in Securities Act Release 8732A, Section II.B.1, that the compensation discussion and analysis be sufficiently precise to identify material differences in compensation policies for individual executive officers. The

Company respectfully asserts that its disclosure complies with those requirements. As disclosed in the compensation discussion and analysis, base salary and annual and long-term incentive compensation targets for each executive officer were based primarily on the individual’s annual performance evaluation and on comparable amounts shown at the 50th percentile for an executive officer with similar duties in the applicable survey group.1 In the survey groups, the compensation at the 50th percentile for the chief executive officer was significantly higher than the 50th percentile for the other executive officers’ compensation. Consequently, Mr. Moore, as chief executive officer, was compensated at a higher level than the other executive officers. Nevertheless, while the Company believes that it is implicit in its disclosure that the Company’s compensation policy is the same for all executive officers, including the CEO, the Company will include a sentence to that effect in future filings in response to the Staff’s comments.

2.

To the extent you have benchmarked different elements of your compensation against the Towers Perrin’s 2005 Energy Services Industry Executive Compensation Database and the General Industry Survey Group survey, please identify the companies against which you have benchmarked compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The Company considered salaries and annual and long-term incentive awards at the 50th percentile of the Towers Perrin 2005 Energy Services Industry Executive Compensation Database (the “Energy Services Group”) and the General Industry Survey Group. As explained in the fourth paragraph on page 16 in the proxy statement, there were about 900 companies in those groups, consisting of approximately 94 companies in the Energy Services Group and more than 800 companies in the General Industry Group. The Company did not “benchmark” salaries or incentive compensation to particular companies within those survey groups and the Company did not believe it would be practicable or helpful for shareholders to list all 900 companies in its proxy statement. If, in the future, the Company “benchmarks” against any specific companies, it will identify them.

3.

Please discuss fully how you determine the amount for each element to pay. Refer to Item 402(b)(1)(v) of Regulation S-K. Please disclose the actual percentiles for each benchmarked element of compensation. Please include a discussion of where you target each element of compensation against the peer groups and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

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1 See the fourth paragraph on page 17 of the proxy statement where it states: “The Committee met in December 2005 and set each executive officer’s 2006 salary and, subject to potential adjustment at its meeting in February 2006, each executive officer’s target annual incentive award and target long-term incentive award for 2006 based primarily on the individual’s annual performance evaluation and on the comparable amounts shown at the 50th percentile for an executive officer with similar duties in the Blended Industry Group or, in the case of an executive officer whose responsibilities are limited to utility operations, in the Energy Services Survey Group. The target annual and long-term incentive awards were expressed as percentages of salary.”

Response:

The Company respectfully asserts that its disclosure complies with Item 402(b(1)(v) of Regulation S-K. As explained above and as reported in the Company’s proxy statement, base salary and annual and long-term incentive compensation targets were based primarily on the individual’s annual performance evaluation and on comparable amounts shown at the 50th percentile for an executive officer with similar duties in the applicable survey group.2 With respect to where each element of compensation was targeted against the peer groups and where actual payments fell, the proxy statement contained the following disclosures on pages 18 and 19 under the indicated captions:

Base Salary. As explained above, the base salaries for our executive officers in 2006 were designed to be competitive with the Blended Industry Survey Group for most of our executive officers and with the Energy Services Survey Group for those officers whose responsibilities are limited to utility operations. Base salaries of our executive officers were determined based primarily on an individual’s annual performance evaluation and the salaries at the 50th percentile of the range for executives with similar duties in the appropriate survey group. . . .

Annual Incentive Compensation. Annual incentive awards with respect to 2006 performance were made under the Annual Incentive Compensation Plan to 90 employees, including all executive officers. . . .

The amount of the award for each executive officer was expressed as a percentage of base salary (the “targeted amount”), with the officer having the ability, depending upon achievement of the Company performance goals, to receive from 0% to 150% of such targeted amount. For 2006, the targeted amounts ranged from 30% to 85% of base salary for executive officers and were at or slightly below the 50th percentile of the level of such awards granted to comparable executives in the Blended Industry Survey group or, in the case of executive officers whose responsibilities are limited to utility operations, to comparable executives in the Energy Services Survey Group. . . .

Long-Term Inventive Compensation. Long-term incentive awards also were made in 2006 under our Company’s Stock Incentive Plan. . . . For 2006, the targeted amount ranged from 30% to 150% of base salary for executive officers and was at or below the 50th percentile of the level of such awards granted to comparable executives in the Blended Industry Survey Group or, in the case of executive officers whose responsibilities are limited to utility operations, to comparable executives in the Energy Services Survey Group. The targeted amount (expressed as a percentage of salary) of long-term incentive compensation for several executive officers of the Company was set by the Committee more than

_________________________

2 Id.

10% below the level of such awards granted to comparable executives in the appropriate survey group. This action by the Committee was due to long-term compensation for comparable executives in the appropriate survey group being substantially higher than the amounts awarded by the Committee in the past to such executives of the Company and the Committee’s desire to make up such shortfall over a period of several years rather than through a substantial increase in a particular year.

Nevertheless, in light of the Staff’s comments, the Company will expand its disclosure in future filings regarding base salary to provide more specificity (comparable to the underlined disclosure above under Annual Incentive Compensation and Long-Term Incentive Compensation) on the actual salaries compared to the targeted amounts and, when applicable, will provide an explanation of any significant deviation between actual compensation and targeted parameters.

4.

Throughout this section, you indicate that you consider a named executive officer’s individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K. For example, please discuss why Mr. Harris was the only named executive officer to receive maximum non-equity incentive plan compensation.

Response:

As discussed on page 17 of the proxy statement, individual performance is evaluated based on an objective survey of individual competencies, including management skills, business knowledge and achievement of various performance and development objectives set at the beginning of the year. These performance evaluations are considered in setting base salary and target incentive awards, which are expressed as a percentage of salary. Because the annual and long-term incentive awards are intended to comply with 162(m), individual performance does not affect actual payout of such incentive awards.

Mr. Harris serves as President of Enogex Inc., one of the Company’s subsidiaries. Mr. Harris received a higher percentage payout on his annual incentive award because, as explained on pages 18-19 of the proxy statement: (i) his three performance goals (earnings target, unregulated income target, and ROIC target) were tied more directly to the performance of Enogex than the performance goals for the other named executive officers and (ii) the actual performance for each of the three performance goals set for Mr. Harris significantly exceeded target, resulting in the 150% payout. Specifically, as explained on page 18, the performance goals for the other named executive officers included an O&M/capital performance goal relating solely to the operations of the Company’s other subsidiary, Oklahoma Gas and Electric Company, instead of the ROIC performance goal that pertained solely to Enogex. As detailed in the chart on page 19, performance of the O&M/capital goal came in at target, resulting in a payout at 100%, as contrasted to performance of the ROIC goal, which significantly exceeded target resulting in a payout at 150%. This difference caused the percentage payouts for the other named officers to be less than the 150% received by Mr. Harris.

Annual Incentive Compensation, page 18

5.

Please disclose the financial performance-related factors for the annual incentive plan and the total shareholder return and earnings growth targets for the long-term incentive plan for 2007. See Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels of other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

The Company does not believe that it is required to disclose the 2007 awards or targets for its annual and long-term incentive plans until its 2008 proxy statement. Instruction 2 to Item 402(b) requires actions subsequent to year end to be disclosed if the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken subsequent to year-end would affect a fair understanding of the compensation for the prior year. The Company did not adopt any new or modified programs or policies in 2007 and the actions it took in setting base salaries and annual long-term compensation for 2007 were consistent with prior actions and disclosure. Therefore, the Company does not believe additional disclosure is necessary for a fair understanding of compensation for 2006 or warranted. The Company notes that it did disclose its financial performance-related factors for the awards in 2006 under its annual incentive plan (please see the chart on page 19 of the proxy statement) and also disclosed the total shareholder return and earnings growth targets for the awards in 2006 under its long-term incentive plan (please see the third and fourth paragraphs on page 20 of the proxy statement).

Change-of-Control Provisions, page 22

6.

Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change-of-control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation as severance or change-of-control payments.

Response:

In future filings, the Company will explain that it utilizes a double-trigger for the payment of change-of-control benefits because it believes change-of-control payments only should be made if there is a separation of employment following a change-of-control and that the 2.99 times multiple for change-of-control payments was selected because at the time it was considered standard. The Company also will explain that, although many companies also include provisions for tax gross-up payments to cover any excise taxes on excess parachute payments, the board of directors of the Company decided not to include this additional benefit in the Company’s agreements. Instead, as explained on page 30 of the proxy statement, under the Company’s agreements if the excise tax would be imposed, the change-of-control payments will reduced to a point where no excise tax would be payable, if such reduction would result in a greater after-tax payment.

Summary Compensation Table, page 23

7.	In footnote 5 to the summary compensation table, please specify by type the perquisites that are not disclosed with a specific dollar amount. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response:

Mr. Moore is the only named executive officer who received more than $10,000 in perquisites. As disclosed in footnote 5, Mr. Moore received a total of $22,368 in payments, of which $9,579 was for a Company car and $12,789 was for payment of dues. Mr. Moore did not receive any other perquisites that were not disclosed with a specific dollar amount. The perquisites for the other named executive officers did not exceed $10,000 and are not required by Instruction 4 to be identified by type. Nonetheless, the Company notes that the types of perquisites are described on page 22 of the proxy statement.

* * *

As required in the August 21, 2007 Staff letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact the undersigned at 405-553-3984 or Robert J. Joseph at Jones Day (312-269-4176).

Very truly yours,

/s/ James R. Hatfield

James R. Hatfield
Senior Vice President and
Chief Financial Officer

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